          April 19, 2007
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
File Nos. 33-5852 and 811-4676
Ladies and Gentlemen:
     Attached hereto for electronic filing on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(b) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) General Instruction D to Form N-1A and (4) Rule 101(a) of Regulation S-T is a copy of post-effective amendment no. 54 (amendment no. 56 under the 1940 Act) (the “Amendment”) to the Registration Statement on Form N-1A for the Harbor SMID Value Fund (the “Fund”), which is a newly formed series of the Trust, including the prospectus and statement of additional information (“SAI”), Part C and exhibits. The Amendment has been manually signed by the persons specified in Section 6(a) of the 1933 Act. Pursuant to Rule 302(b) under Regulation S-T, the Trust will retain the manually executed copy of the Amendment; the electronic copy of the Amendment contains conformed signatures. Pursuant to Rule 310 under Regulation S-T, tags have been inserted before and after paragraphs in the Amendment that contain revised disclosure.
     This Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and is intended to become effective on May 1, 2007.
     The Amendment is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the prospectus and SAI, which were provided by Mr. Briccio Barrientos of the Division of Investment Management of the Commission.
     Set forth below are the staff’s verbal comments together with the Trust’s responses.
COMMENT 1 (Prospectus — Risk/Return Summary)
Because the Fund uses the term “small to mid cap” in its name, the staff believes that the Fund’s definition of companies considered for investment should reference “small and mid cap companies” rather than just “smaller cap companies”.

Response:	Further consideration has been given to the name of the Fund. For marketing reasons, the name of the Fund has been revised to “Harbor SMID Value Fund”. We have determined that the term “SMID” has become the more common description for funds in this asset class. The principal strategies and investments of the Fund will remain the same and

Securities and Exchange Commission
April 19, 2007

therefore Comment no. 1 remains applicable and is accepted. The reference to “smaller cap companies” has been revised to reflect “small and mid cap companies”.
COMMENT 2 (Prospectus — Risk/Return Summary)
Clarify what is meant by a “deep value portfolio”.

Response:	Comment no. 2 is accepted. The phrase “deep value portfolio” has been deleted and replaced with a more straightforward description.
COMMENT 3 (Prospectus — Risk/Return Summary)
The line item in the fees and expense table labeled “Contractual expense limitation” should be revised to state “Contractual fee waiver”.

Response:	Comment no. 3 is accepted and the requested disclosure changes have been made.
COMMENT 4 (Prospectus — The Adviser and Subadviser)
In accordance with Item 5(a)(2) of Form N-1A, please clarify the roles of the two named portfolio managers for the subadviser and indicate any limitations on such roles in the “Subadvisers and Fund Managers” section.

Response:	Comment no. 4 is accepted and the requested disclosure has been included.
COMMENT 5 (Prospectus — The Adviser and Subadviser)
Use of the term “composite” signifies that there is more than one account in the composite. Since there is only one account in the composite, revise the disclosure to reflect the use of an “account” rather than a “composite”.

Response:	We believe that the use of “composite” in this context is both appropriate and consistent with the well developed practices of the industry when disclosing past performance. We further believe that the use of the term “account” in place of “composite” may be misleading to investors and prospective investors given the expected meanings of those two terms.

The historical performance shown has been prepared in accordance with the Global Investment Performance Standards (“GIPS”). GIPS provides strict requirements on how historical performance may be calculated and presented. GIPS requires that the historical performance shown be that of a composite constructed in a manner set forth under GIPS. GIPS provides that a composite may be comprised of either one account or several accounts depending upon the number of accounts that share the characteristics of that composite. GIPS further provides that all accounts must be assigned to at least one composite.

In this case, the subadviser has only one account that shares the characteristics of that composite. Accordingly, the subadviser was required under GIPS to create a composite comprised of that one account. To revise the disclosure so that it refers to an “account” rather than a “composite” would therefore be inconsistent with the standards set forth under GIPS. We believe such inconsistency with established industry standards could in

Securities and Exchange Commission
April 19, 2007

fact create confusion about how the historical performance was constructed. For example, the use of the term “account” could erroneously imply that this is the historical performance of a representative account of the subadviser as opposed to the historical performance of a composite of all similar accounts. We have fully disclosed that the composite is comprised of one account, which gives investors and prospective investors sufficient information as to the composition of the composite but at the same time remains consistent with the GIPS requirements.
COMMENT 6 (Prospectus — Back Cover)
The phone number prefix for the Public Reference Room of the Securities and Exchange Commission has changed from “942-” to “551-”.

Response:	Comment no. 6 is accepted. The phone number has been corrected.
COMMENT 7 (SAI — Investment Policies)
Revise the language on page 1 under “80% Requirement” to make it clearer and also to reflect that both future investments and sales must be in a manner to get back in compliance the 80% requirement.

Response:	Comment no. 7 is accepted in part. The disclosure has been replaced with the following:

“For the Fund’s 80% investment policy, assets are measured at the time of purchase. If the 80% investment policy is adhered to at the time the investment is made, a later change in percentage resulting from a change in the market value of assets will not constitute a violation of such policy. However, any future investments must be made in a manner to get back in compliance with the 80% policy.”

We do not believe that market value changes in the assets held by the Fund would also require that future sales be made in a manner to return the Fund to compliance with the 80% policy. We note that the Commission explicitly set forth in footnote no. 32 of the Release adopting the Fund Name Rule (Release No. IC-24828) the actions a fund must take to return to compliance with its 80% policy. In that footnote, the Commission provides that only “future investments” must be made in a manner to return the fund to compliance with its 80% policy. The Commission makes no reference to “future sales” in that Release.

We believe that the Commission was very cognizant of the fact that tying future sales to compliance with the 80% policy would be adverse to fund shareholders. Such a requirement would unreasonably constrain the portfolio manager when it determines that a sale of a portfolio holding is necessary or appropriate for reasons that have nothing to do with the 80% policy, such as adverse news related to a particular company holding. A portfolio manager needs the flexibility to be able to reduce or eliminate a portfolio position without having to first determine whether it needs to purchase and/or sell different securities to bring the fund into compliance with the 80% policy. Furthermore, we believe the requirement that any future investments be made in a manner to bring the Fund back into compliance with the 80% policy is a more than sufficient inducement to ensure that the Fund could not remain out of compliance for a meaningful period of time.

Securities and Exchange Commission
April 19, 2007

COMMENT 8 (SAI — Investment Policies)
Custodial receipts known as “Treasury Investment Growth Receipts” (“TIGRs”) are not U.S. Government Securities.

Response:	Comment no. 8 is accepted. Reference to “Treasury Investment Growth Receipts” has been removed from the disclosure under U.S. Government Securities.
COMMENT 9 (SAI)
Please complete all of the tables within the document.

Response:	Comment no. 9 is accepted. The tables have been completed.
**               *               *               *               *                *               **
In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Fund does not involve a master/feeder arrangement, (ii) the Fund is not a money market fund, (iii) shares of the Fund may be marketed through banks and/or savings and loan associations and (iv) none of the Fund’s operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Fund may invest.
                 As requested by the staff, Harbor Funds acknowledges the following in connection with this response letter:
1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.

2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                 If you have any questions or comments, please contact the undersigned at (419) 249-2804.

Sincerely, Jodie L. Crotteau Assistant Secretary

Cc:	Christopher P. Harvey, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP

David G. Van Hooser
Charles F. McCain
Harbor Funds

Risk/Return Summary — Domestic Equity
HARBOR SMID VALUE FUND

INVESTMENT GOAL

Long-term total return.

PRINCIPAL STYLE CHARACTERISTICS

Small to mid cap value stocks.

SUBADVISER

Evercore Asset Management, LLC
55 East 52nd Street
New York, NY 10055
Andrew Moloff
Portfolio Manager (since 2007)
Greg Sawers
Portfolio Manager (since 2007)

Evercore has subadvised the fund since its inception in 2007.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily in equity securities, principally common stocks, of small and mid capitalization companies. We define small and mid cap companies as those with market capitalizations that fall within the range of the Russell 2500TM Value Index. As of December 31, 2006, the range of the Index was $92 million to $7.3 billion, but it is expected to change frequently.

The subadviser believes that attractive investment opportunities are created when the market overreacts to near-term events, misjudges future outcomes and makes investment decisions based more on emotion than rigorous analysis. The subadviser seeks to benefit from those investment opportunities by developing, through, disciplined, fundamental bottom-up research, an assessment of a company’s intrinsic value. The subadviser employs a long-term perspective when determining a company’s intrinsic value that is not swayed by shorter-term price fluctuations or market movements, akin to that of a private investor in a company’s business. The subadviser constructs a portfolio of undervalued companies for the fund by first utilizing a proprietary quantitative model to evaluate and prioritize all of the companies within the fund’s capitalization range based on the subadviser’s estimate of the long-term normalized earning power of each company. The subadviser then performs fundamental, bottom-up research on those companies identified by the model as attractively valued, focusing on those which it believes:

-	have a compelling valuation relative to their long-term normalized earnings power
-	show attractive valuations as a result of market overreactions to near-term events
-	have an understandable business model and realistic plan to improve the business
-	show an emerging competitive advantage

Under normal circumstances, the fund intends to invest substantially all, but must invest at least 80% of its net assets, plus borrowings for investment purposes, in a diversified portfolio of equity securities of smaller cap companies. The fund’s 80% investment policy may not be changed unless the fund provides 60 days advance notice to its shareholders. The fund expects to invest in approximately 40 to 60 companies. In general, the fund stays fully invested in stocks and does not try to time the market.

FUND PERFORMANCE

Because the fund is newly organized and does not yet have a performance history, the bar chart and total return tables are not provided. See pages 5 and 6 for information relating to the subadviser.

Risk/Return Summary — Domestic Equity
HARBOR SMID VALUE FUND

INSTITUTIONAL CLASS

Fund#: 028

Cusip: 411511421
Ticker:
Inception Date: 05-01-2007

RETIREMENT CLASS

Fund#: 228
Cusip: 411511439
Ticker:
Inception Date: 05-01-2007

INVESTOR CLASS

Fund#: 428
Cusip: 411511413
Ticker:
Inception Date: 05-01-2007

PRINCIPAL RISKS

Stocks do fluctuate in price and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Market risk: The individual stocks in which the fund has invested or overall stock markets in which they trade go down. Additionally, an adverse event, such as an unfavorable earnings report, may depress the value of a particular company’s stock.

Value style risk: Over time, a value oriented investing style may go in and out of favor, causing the fund to sometimes underperform other equity funds that use different investing styles.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular companies’ stocks proves to be incorrect.

Smaller cap risk: The fund’s performance may be more volatile because it invests primarily in smaller cap stocks. Smaller companies may have limited product lines, markets and financial resources. They are usually less stable in price and less liquid than those of larger, more established companies.

Limited issuers risk: Because the fund typically invests in approximately 40 to 60 companies, an adverse event affecting a particular company may hurt the fund’s performance more than if it had invested in a larger number of companies.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement	Investor
	Class	Class	Class

Shareholder fees	None	None	None
(fees paid directly from your investment)

Annual fund operating expenses
(expenses that are deducted from fund assets)
Management fees	0.75%	0.75%	0.75%
Distribution and service (12b-1) fees	None	0.25%	0.25%
Other expenses[1]	1.23%	1.23%	1.36%

Total annual fund operating expenses	1.98%	2.23%	2.36%
Contractual fee waiver (until 04/30/2008)	1.03%	1.03%	1.03%

Net annual fund operating expenses	0.95%	1.20%	1.33%

[1]	Other expenses are based on estimated amounts for the current fiscal year.
EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

This example is based on the gross expenses taking into account the expense limitation (through the first year only) and assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$97	$521	$972	$2,223

Retirement Class	$122	$598	$1,101	$2,484

Investor Class	$135	$638	$1,167	$2,617

The Adviser and Subadviser

The Adviser

Harbor Capital Advisors, Inc. is the investment adviser and provides management services to Harbor Funds.

Harbor Capital Advisors, Inc., located at One SeaGate, Toledo, Ohio, is an indirect wholly owned subsidiary of Robeco Groep N.V. Founded in 1929, Robeco Groep N.V. is one of the world’s oldest asset management organizations. As of February 28, 2007, Robeco Groep N.V., through its investment management subsidiaries, had approximately $200.3 billion in assets under management.

The combined assets of Harbor Funds and the pension plans managed by Harbor Capital Advisors were approximately $39.3 billion as of March 31, 2007.

Subject to the approval of the Harbor Funds board of trustees, Harbor Capital Advisors, as the investment adviser, establishes and modifies whenever necessary the investment strategies of each fund. Harbor Capital Advisors is also responsible for overseeing the subadviser and recommending the selection, termination and replacement of the subadviser. The adviser evaluates and allocates the fund’s assets.

The adviser also:

-	Seeks to ensure quality control in the subadviser’s investment process with the objective of adding value compared with returns of an appropriate risk and return benchmark.

-	Monitors and measures risk and return results against appropriate benchmarks and recommends whether the subadviser should be retained or changed.

-	Focuses on cost control.

In order to more effectively manage the Harbor Funds, including this Fund, Harbor Funds and Harbor Capital Advisors have been granted an order from the SEC permitting the adviser, subject to the approval of the Harbor Funds board of trustees, to select subadvisers to serve as portfolio managers for the Harbor Funds, and to enter into new subadvisory agreements and to materially modify existing subadvisory agreements without obtaining shareholder approval. To the extent the SEC adopts a rule which would supersede the order, Harbor Funds and Harbor Capital Advisors intend to rely on the rule to permit Harbor Capital Advisors to act in the same manner as it currently does pursuant to the order.

In addition to its investment management services to the fund, the adviser administers the fund’s business affairs. The adviser has agreed to reduce the Harbor SMID Value Fund’s expenses of the different share classes until at least April 30, 2008. The adviser pays a subadvisory fee to the subadviser out of its own assets. The fund is not responsible for paying any portion of the subadvisory fee to the subadviser.

ANNUAL ADVISORY FEE RATES
(as a percentage of the fund’s average net assets)

	Actual		Contractual
	Advisory		Advisory
	Fee Paid		Fee

Harbor SMID Value Fund	N/A	[a]	0.75%

[a]	Commenced operations May 1, 2007.

A discussion regarding the basis for the board of trustees approving the investment advisory agreements of the fund will be available in Harbor Funds’ annual report to shareholders dated October 31, 2007.

The subadviser also subadvises a portion of the pension plan assets advised by Harbor Capital Advisors and has adopted procedures to reasonably ensure fair asset allocation between the fund and the pension plan. The objectives and investment styles of the fund match those segments of the pension plan subadvised by the subadviser. This allows Harbor Funds to utilize research and other information on a cost effective basis. Portfolio managers are monitored on an on-going basis to collect and update data about their organizations and performance.

The Subadviser
and Fund Managers

The fund’s investments are selected by a subadviser that is not affiliated with Harbor Capital Advisors. The following table describes the fund’s portfolio managers, the subadviser that employs the managers and the managers’ business experience. The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the fund.

PORTFOLIO MANAGERS	MANAGER	BUSINESS EXPERIENCE
AND SUBADVISER	SINCE	(PAST FIVE YEARS)

SMID Value
The Subadviser will make investment decisions for the fund using a research team approach. The research team is jointly managed by Andrew Moloff and Greg Sawers. Final authority on all portfolio investments rests with Andrew Moloff as Chief Investment Officer.
Andrew Moloff Evercore Asset Management, LLC 55 East 52nd Street New York, NY 10055	2007	Chief Investment Officer, Portfolio Manager and Co-Founder, Evercore Asset Management (since 2005); Head of Global Equity Research and Head of U.S. Equity Portfolio Management, Citigroup Asset Management (2002-2005); and Chief Investment Officer and Director of Research for U.S. small and mid cap value equities, Sanford C. Bernstein & Co., Inc. (1995-2002).
Greg Sawers Evercore Asset Management, LLC	2007	Chief Executive Officer, Portfolio Manager and Co- Founder, Evercore Asset Management (since 2005); Global Head of Equity Research and Head of U.S. Equities, Credit Suisse Asset Management (2002-2005); and Portfolio Manager and Chief Investment Officer of Small-Cap Value product, Sanford C. Bernstein & Co., Inc. (1993-2002).

INVESTMENT POLICIES

80% Policy	For the Fund’s 80% investment policy, assets are measured at the time of purchase. If the 80% investment policy is adhered to at the time the investment is made, a later change in percentage resulting from a change in the market value of assets will not constitute a violation of such policy. However, any future investments must be made in a manner to get back in compliance with the 80% policy.

Common Stocks	Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits of the corporation, if any, without preference over any other shareholder or class of shareholders, including holders of the entity’s preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stocks	The Fund may invest in preferred stocks. Preferred stock generally has a preference as to dividends and upon liquidation over an issuer’s common stock but ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash or additional shares of preferred stock at a defined rate. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock also may be subject to optional or mandatory redemption provisions.

Convertible Securities	Convertible securities are bonds, preferred stocks and other securities that normally pay a fixed rate of interest or dividend and give the owner the option to convert the security into common stock. While the value of convertible securities depends in part on interest rate changes and the credit quality of the issuer, the price will also change based on the price of the underlying stock. While convertible securities generally have less potential for gain than common stock, their income provides a cushion against the stock price’s declines. They generally pay less income than non- convertible bonds.

Restricted and Illiquid Securities	The Fund will not invest more than 15% of its net assets in illiquid investments, which includes repurchase agreements and fixed time deposits maturing in more than seven days, securities that are not readily marketable and restricted securities, unless the Board of Trustees determines, based upon a continuing review of the trading markets for the specific restricted security, that such restricted securities are liquid. Based upon continuing review of the trading markets for a specific restricted security, the security may be determined to be eligible for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the “1933 Act”) and, therefore, to be liquid. Also, certain illiquid securities may be determined to be liquid if they are found to satisfy relevant liquidity requirements.

The Fund may purchase and sell restricted securities (i.e., securities that would be required to be registered under the 1933 Act prior to distribution to the general public) including restricted securities eligible for resale to “qualified institutional buyers” under Rule 144A under the 1933 Act. It may be expensive or difficult for a Fund to dispose of restricted securities in the event that registration is required or an eligible purchaser cannot be found. A restricted security may be liquid or illiquid depending on whether it satisfies relevant liquidity requirements.

The Board of Trustees has delegated to the Adviser and Subadvisers the daily function of determining and monitoring liquidity of restricted securities in accordance with procedures adopted by the Board. The Board retains sufficient oversight of the process and remains ultimately responsible for the determinations.

Fixed-Income Securities	Corporate and foreign governmental debt securities are subject to the risk of the issuer’s inability to meet principal and interest payments on the obligations (credit risk) and may also be subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (market risk). Except to the extent that values are independently affected by currency exchange rate fluctuations, when interest rates decline, the value of fixed-income securities can generally be expected to rise. Conversely, when interest rates rise, the value of fixed-income securities can be expected to decline. The Subadviser will consider both credit risk and market risk in making investment decisions for a Fund.

1

INVESTMENT POLICIES

U.S. Government
Securities —
continued

Student Loan Marketing Association (“SLMA”), are supported only by the credit of the instrumentality. No assurance can be given that the U.S. government will provide financial support to U.S. government agencies or instrumentalities as described above in the future, since it is not obligated to do so by law, other than as set forth above. Specifically, securities issued by U.S. government sponsored entities such as Fannie Mae, Freddie Mac, FHLBs and SLMAs are neither issued nor guaranteed by the U.S. government. Securities issued or guaranteed as to principal and interest by the U.S. government may be acquired by a Fund in the form of custodial receipts that evidence ownership of future interest payments, principal payments or both on certain U.S. treasury notes or bonds. Such notes and bonds are held in custody by a bank on behalf of the owners. These custodial receipts are known by various names, including “Treasury Receipts,” and “Certificates of Accrual on Treasury Securities” (“CATS”). A Fund may also invest in separately traded principal and interest components of securities issued or guaranteed by the U.S. treasury. The principal and interest components of selected securities are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (“STRIPS”). Under the STRIPS program, the principal and interest components are individually numbered and separately issued by the U.S. treasury at the request of depository financial institutions, which then trade the component parts independently.

Cash Equivalents	The Fund may invest in cash equivalents, which include short-term obligations issued or guaranteed as to interest and principal by the U.S. government or any agency or instrumentality thereof (including repurchase agreements collateralized by such securities). The Fund may also invest in obligations of domestic and/or foreign banks which at the date of investment have capital, surplus, and undivided profits (as of the date of their most recently published financial statements) in excess of $100 million. The Fund may also invest in obligations of other banks or savings and loan associations if such obligations are insured by the FDIC. The Fund may also invest in commercial paper which at the date of investment is rated at least A-1 by S&P or P-1 by Moody’s or, if not rated, is issued or guaranteed as to payment of principal and interest by companies which at the date of investment have an outstanding debt issue rated AA or better by S&P or Aa or better by Moody’s; short-term corporate obligations which at the date of investment are rated AA or better by S&P or Aa or better by Moody’s, and other debt instruments, including unrated instruments, deemed by the Subadviser to be of comparable high quality and liquidity.

Each Fund may hold cash and invest in cash equivalents pending investment of proceeds from new sales or to meet ordinary daily cash needs.

Small to Mid Cap Companies	The Fund invests primarily in equity securities of small to mid capitalization companies. Smaller companies may (i) be subject to more volatile market movements than securities of larger, more established companies; (ii) have limited product lines, markets or financial resources; and (iii) depend upon a limited or less experienced management group. The securities of smaller companies may be traded only on the over-the-counter market or on a regional securities exchange and may not be traded daily or in the volume typical of trading on a national securities exchange. Disposition by the Fund of a smaller company’s securities in order to meet redemptions may require the Fund to sell these securities at a discount from market prices, over a longer period of time or during periods when disposition is not desirable. These risks are more significant in the context of smaller companies.

Foreign Securities	The Fund is permitted to invest in foreign securities, which are securities issued by foreign issuers. The Subadviser is responsible for determining, with respect to the Fund that it manages, whether a particular issuer would be considered a foreign issuer. Normally, foreign governments and their agencies and instrumentalities are considered foreign issuers. In the case of non- governmental issuers, the Subadvisers generally may consider one or more of the following factors when making that determination:

•	whether the equity securities of the company principally trade on stock exchanges in one or more foreign countries;

•	the extent to which a company’s total revenue is derived from goods produced, sales made or services performed in one or more foreign countries or the extent to which its assets are located in one or more foreign countries;

•	whether the company is organized under the laws of a foreign country or its principal executive offices are located in a foreign country; and/or

•	any other factors relevant to a particular issuer.

3

TRUSTEES AND OFFICERS

Board Committees	Messrs. Colhoun, Gould, Smith and Ball serve on the audit committee and the nominating committee. The functions of the audit committee include recommending an independent registered public accounting firm to the Trustees, monitoring the independent registered public accounting firms’ performance, reviewing the results of audits and responding to certain other matters deemed appropriate by the Trustees. The nominating committee is responsible for the selection and nomination of candidates to serve as Independent Trustees. The nominating committee will also consider nominees recommended by shareholders to serve as Trustees provided that shareholders submit such recommendations in writing within a reasonable time before any meeting. The valuation committee is comprised of David G. Van Hooser, Charles F. McCain, Constance L. Souders, Brian L. Collins, Mark W. Karchner, Jodie L. Crotteau and Linda M. Molenda. The functions of the valuation committee include evaluating the liquidity of certain portfolio securities and determining the fair value of portfolio securities when necessary.

During the most recently completed fiscal year for Harbor Funds, the Board of Trustees held nine meetings, the valuation committee held 19 meetings, the audit committee held two meetings and the nominating committee held two meetings. All of the current Trustees and committee members then serving attended 100% of the meetings of the Board of Trustees and applicable committees, if any, held during Harbor Funds most recently completed fiscal year. The Board of Trustees does not have a compensation committee.

			Pension or
		Aggregate	Retirement	Total
Trustee		Compensation	Benefits Accrued	Compensation
Compensation		From	as Part of Fund	from Registrant
As of October 31, 2007	Name of Person, Position	Registrant*	Expenses	Paid to Trustees

	David G. Van Hooser, Chairman, President and Trustee	-0-	-0-	-0-
	Howard P. Colhoun, Trustee	$6	-0-	$105,000
	John P. Gould, Trustee	$6	-0-	$105,000
	Rodger F. Smith, Trustee	$6	-0-	$105,000
	Raymond J. Ball, Trustee	$6	-0-	$105,000

*	For the period May 1, 2007 through October 31, 2007

Trustee Ownership of Fund Shares

The equity securities beneficially owned by the Trustees as of December 31, 2006 are as follows:

Aggregate Dollar Range of
Name of Trustee	Dollar Range of Ownership in the Fund*	Ownership in Harbor Funds

Independent Trustees

Raymond J. Ball	None	None**

Howard P. Colhoun	None	over $100,000

John P. Gould	None	over $100,000

Rodger F. Smith	None	over $100,000

David G. Van Hooser	None	over $100,000

*	The Fund commenced operations May 1, 2007.

**	Mr. Ball was appointed as an Independent Trustee in 2006. Mr. Ball has elected to participate in Harbor Funds’ deferred compensation plan whereby all of his compensation for his service as an Independent Trustee beginning January 1, 2007 will be invested in several Harbor Funds.

Material Relationships of the Independent Trustees	For purposes of the discussion below, the italicized terms have the following meanings:

•	the immediate family members of any person are their spouse, children in the person’s household (including step and adoptive children) and any dependent of the person.

•	an entity in a control relationship means any person who controls, is controlled by or is under common control with the named person. For example, the Robeco Groep, N.V. (“Robeco”) is an entity that is in a control relationship with Harbor Capital Advisors, Inc. (the “Adviser”).

•	a related fund is an registered investment company or an entity exempt from the definition of an investment company pursuant to Sections 3(c)(1) or 3(c)(7) of the Investment Company Act, in each case for which the Adviser or any of its affiliates acts as investment adviser or for which Harbor Funds Distributors, Inc. (“HFD”) or any of its affiliates acts as principal underwriter. For example, the related funds of Harbor Funds include all of the Funds in the Harbor family and any other U.S. and non-U.S. funds managed by the Adviser’s affiliates.

THE PORTFOLIO MANAGER

Other Accounts Managed	The portfolio manager who is primarily responsible for the day-to-day management of the Fund also manages other registered investment companies, other pooled investment vehicles and/or other accounts, (collectively, the “Portfolios”) as indicated below. The following table identifies, as of March 31, 2007: (i) the number of other registered investment companies, pooled investment vehicles and other accounts managed by the portfolio manager(s) of each Fund; (ii) the total assets of such companies, vehicles and accounts, and (iii) the number and total assets of such companies, vehicles and accounts with respect to which the advisory fee is based on performance.

	Other Registered		Other Pooled Investment
	Investment Companies		Vehicles		Other Accounts

	# of	Total Assets	# of	Total Assets	# of	Total Assets
	Accounts	(in millions)	Accounts	(in millions)	Accounts	(in millions)

HARBOR SMALL TO MID CAP VALUE FUND
Andrew Moloff
All Accounts	None	$0	1	$16.4	9	$441.7
Accounts where advisory fee is based on account performance (subset of above)	None	$0	None	$0	None	$0
Greg Sawers
All Accounts	None	$0	1	$16.4	9	$441.7
Accounts where advisory fee is based on account performance (subset of above)	None	$0	None	$0	None	$0

Evercore Asset Management, LLC	CONFLICTS OF INTEREST

Evercore Asset Management has identified areas where conflicts of interest affect its business. Its Code of Ethics and Compliance Manual focus on educating their employees and clarifying how such issues are to be handled on a day-to-day basis.

All research is discussed by the investment team during a review process, ultimately leading to purchase and sale decisions that are implemented consistently across all accounts. Final decision-making authority and accountability rest with its chief investment officer, Andrew Moloff. Portfolio holdings across accounts will only vary due to factors such as inception date, the size and/or timing of cash flows or client-specific guidelines. Its policy with regard to trading is that all accounts participating in a trade will be allocated pro rata based on the shares executed in a given day. Further, they trade with various brokers, some of which supply them with research at a slightly higher cost while others strictly offer execution. As part of its trade review process they assess the fairness of the allocation of research costs across accounts.

Evercore Asset Management has conservative personal trading policies in place which preclude employees from purchasing reportable securities for their beneficial ownership. If they held securities prior to being hired, they are allowed to sell them once the trade has been pre-cleared with compliance.

As an affiliate of Evercore Partners, Evercore Asset Management is under strict scrutiny as it pertains to sharing information across business lines. All meetings with members of Evercore affiliates are documented and reviewed by their chief compliance officer to insure that there is no access to material, non-public information.

COMPENSATION

As two of the four co-founders of the firm, Mr. Sawers’ and Mr. Moloff’s compensation consists entirely of a share of the firm’s overall profits.

SECURITIES OWNERSHIP

The Fund commenced operations on May 1, 2007. Accordingly, neither Messrs. Moloff nor Sawers owned shares as of March 31, 2007.